SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

KNOX NURSERY INC.

Commission File Number: 0-27805

(Check One):	☐ Form 10-K and Form 10-KSB	☐ Form 11-K	☐ Form 20-F
	☒ Form 10-Q and Form 10-QSB	☐ Form N-SAR

For Period Ended:     3/31/02

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,

identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full name of registrant

KNOX NURSERY, INC.

Former name if applicable

Address of principal executive office (STREET AND NUMBER)

4349 N. Hiawassee Road

City, state and zip code

Orlando, FL 32818

PART II — RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

FORM 12B-25

PART III NARRATIVE

      THE FORM 10QSB FOR THE PERIOD ENDING MARCH 31, 2002 IS LATE DUE TO ADDITIONAL TIME FOR REVIEW REQUESTED BY KNOX NURSERY’S AUDITING FIRM, TEDDER, JAMES WORDEN AND ASSOCIATES.

/s/ MIKE LYNCH

Mike Lynch
Controller

/s/ JAMES M. KNOX III

James M. Knox III
Vice President

Date: May 14, 2002